News release

Biofrontera Announces Conference Call on April 29, 2019 to Discuss 2018 Financial Results

Leverkusen, Germany, April 16, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, will be releasing its financial results for the full financial year ended December 31, 2018 on April 29, 2019.

Conference calls for shareholders and interested investors will be held on Monday, April 29, 2019 at the following times:

In German, at 10:00 am CET (4:00 am ET)

Dial-in number Germany: +49 69201744220

Conference code: 80126608#

In English, at 2:30 pm CET (8:30 am ET)

Dial-in number USA: +1 8774230830

Dial-in number UK: +44 2030092470

Conference code: 86120053#

Please dial in 10 minutes ahead of time to ensure a timely start of the conference call.

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For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 224 8468

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.